UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

KAISER GROUP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

483059101

(CUSIP Number)

MICHAEL E. TENNENBAUM
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405

(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 483059101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Tennenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 474,795(1)

	8.	Shared Voting Power 77,924

	9.	Sole Dispositive Power 474,795(1)

	10.	Shared Dispositive Power 77,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,899

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Shares held by Michael E. Tennenbaum and Suzanne S. Tennenbaum as trustees of the Tennenbaum Living Trust. Mr. Tennenbaum has the sole power of voting and disposition with respect to these shares.

(2) Based on 1,790,890 shares of common stock outstanding as of May 11, 2007, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended March 31, 2007.

CUSIP No. 483059101

1.	Names of Reporting Persons. TENNENBAUM & CO., LLC I.R.S. Identification Nos. of above persons (entities only) 95-4587347

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 77,924

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 77,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4% (1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on 1,790,890 shares of common stock outstanding as of May 11, 2007, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended March 31, 2007.

This Amendment No. 4 to Schedule 13D relating to Kaiser Group Holdings, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on March 26, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 26, 2002, Amendment No. 2 thereto filed with the Commission on January 27, 2003, and Amendment No. 3 filed with the Commission on January 4, 2006 (collectively, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

The information in Item 1 is hereby amended and restated as follows:

This Schedule 13D (“Statement”) relates to the beneficial ownership of 552,899 shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer. The address of the Issuer’s principal executive offices is 9300 Lee Highway, Fairfax, Virginia 22031-1207.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information is Item 3 is amended and supplements as follows:

The source of funds for the acquisition of 200,000 shares by Michael E. Tennenbaum and Suzanne S. Tennenbaum, as trustees for the Tennenbaum Living Trust, is as described in Item 4 of the Cover Pages hereof as follows:

Date	Reporting Person	Number of Shares of Common Stock	Price Per Share
08/03/2007	Michael E. Tennenbaum	200,000	$29.50

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information in Item 5 is hereby amended and restated as follows:

     (a) The shares of Common Stock identified in Item 1 constitute approximately 30.9% of the outstanding Common Stock of the Issuer based on 1,790,890 shares of Common Stock outstanding as of May 11, 2007, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended June 30, 2007.

     (b) Mr. Tennenbaum has the sole power of voting and disposition with respect to the 474,795 shares held by him and Suzanne S. Tennenbaum as trustees for the Tennenbaum Living Trust.  By reason of Mr. Tennenbaum’s position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO holds.

     (c) On August 3, 2007, Michael E. Tennenbaum and Suzanne S. Tennenbaum, as trustees for the Living Trust, purchased 200,000 shares, at a price of $29.50 per share, from Mr. James Bennett.

     (d) Not applicable.

     (e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2007

/s/ David A. Hollander*
Michael E. Tennenbaum, individually and as Managing Member of Tennenbaum & Co., LLC
*Acting under power of attorney for Michael E. Tennenbaum